EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)	Held directly by Insight Venture Partners X, L.P.
(2)	Held directly by Insight Venture Partners X (Co-Investors), L.P.
(3)	Held directly by Insight Venture Partners (Cayman) X, L.P.
(4)	Held directly by Insight Venture Partners (Delaware) X, L.P.
(5)
Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class B Common Stock will automatically convert into shares of Class A Common Stock upon the occurrence of certain events as described further in the Issuer's amended and restated certificate of incorporation.

(6)
Insight Holdings Group, LLC ("Holdings") is the sole shareholder of Insight Venture Associates X, Ltd. ("IVA X Ltd"), which is the general partner of Insight Venture Associates X, L.P. ("IVA X"), which is the general partner of each of Insight Venture Partners X, L.P. ("IVP X"), Insight Venture Partners (Cayman) X, L.P. ("IVP Cayman X"), Insight Venture Partners (Delaware) X, L.P. ("IVP Delaware X") and Insight Venture Partners X (Co-Investors), L.P. ("IVP X Co-Investors," collectively with IVP X, IVP Cayman X and IVP Delaware X, the "IVP X Funds") (the IVP X Funds, collectively with Holdings, IVA X Ltd and IVA X, the "Insight Entities"). As a result, the amounts owned by each of the IVP X Funds may be deemed attributable to each of the other Insight Entities.

(7)
Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings and may be deemed to have shared voting and dispositive power over the shares held of record by the IVP X Funds. The foregoing is not an admission by any other Insight Entity that it is the beneficial owner of the shares held of record by the IVP X Funds. Each of the other Insight Entities, Messrs. Horing, Parekh, Lieberman and Triplett disclaims beneficial ownership of the shares held of record by the IVP X Funds, except to the extent of its/his pecuniary interest therein.

(8)
On June 16, 2026, the reporting persons converted each share of Class B Common Stock into one share of Class A Common Stock. The Class B Common Stock was convertible into shares of Class A Common Stock upon the occurrence of certain events as described further in the Issuer’s amended and restated certificate of incorporation.

(9)
The price reported in Column 4 is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $70.01 to $70.62, inclusive.  The reporting person undertakes to provide to the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(10)	The transactions on this Form 4 were made pursuant to a Rule 10b5-1 plan adopted on August 20, 2025.